UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2010
Commission File Number: 000-29103
STATS CHIPPAC LTD.

(Translation of registrant’s name into English)
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824-7777

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F     ☐ Form 40-F
Note: The registrant deregistered and terminated its reporting obligations under the Securities Exchange Act of 1934 in August 2009 and is filing its annual report on Form 20-F as a voluntary filer.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
EXHIBIT INDEX
Ex-99.1 Release of STATS ChiPAC Ltd. dated July 30, 2010.
Ex-99.2 Sections of preliminary offering circular being used in connection with the private placement of the senior notes.

Other Events
On July 30, 2010, STATS ChipPAC Ltd. announced that it intends to offer senior notes in a private placement in furtherance of its capital reduction plans. Concurrently with the private placement of the senior notes, STATS ChipPAC Ltd. has commenced a cash tender offer and consent solicitation in respect of its $213 million of 6.75% senior notes due 2011. A copy of the release dated July 30, 2010 is attached hereto as Exhibit 99.1.
Attached hereto as Exhibit 99.2 are portions of the preliminary offering circular being used in connection with the private placement of the senior notes, which contains updated information regarding the Company previously disclosed, or new information not previously disclosed, in its reports filed or submitted with the Securities and Exchange Commission.
This report does not constitute an offer of any securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the Securities Act of 1933, as amended, or an applicable exemption from such registration requirements. The Company has not registered and does not intend to register any part of the proposed offering of senior notes in the United States. The report also does not constitute an offer to purchase, a solicitation of an offer to purchase, or a solicitation of tenders or consents with respect to any 6.75% senior notes due 2011.
Exhibit
99.1	Release of STATS ChipPAC Ltd. dated July 30, 2010.

99.2	Sections of preliminary offering circular being used in connection with the private placement of the senior notes.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 30, 2010

STATS CHIPPAC LTD.
By:	/s/ Tay Lay Koon
Name:	Tan Lay Koon
Title:	President & Chief Executive Officer

By:	/s/ John Lau
Name:	John Lau
Title:	Chief Financial Officer

EXHIBIT INDEX
99.1	Release of STATS ChipPAC Ltd. dated July 30, 2010.

99.2	Sections of preliminary offering circular being used in connection with the private placement of the senior notes.